UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 7, 2025

Commission File Number: 001-40377

VALNEVA SE
(Translation of registrant's name into English)

6 rue Alain Bombard
44800 Saint-Herblain, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On May 7, 2025, the Registrant announced its results for the three months ended March 31, 2025 and issued a press release and unaudited interim condensed consolidated financial statements, copies of which are attached hereto as Exhibits 99.1, and 99.3, respectively, and incorporated herein by reference. The Registrant also issued an additional press release, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference. The information contained in this Form 6-K, including Exhibits 99.1 and 99.2, is hereby incorporated by reference into the registrant's Registration Statement on Form F-3 (File No. 333-268071).

Exhibits
Exhibit 99.1	Press release with first quarter results, dated May 7, 2025
Exhibit 99.2	Press release dated May 7, 2025
Exhibit 99.3	Unaudited Interim Condensed Consolidated Financial Statements as at March 31, 2025 and for the three months ended March 31, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valneva SE (Registrant)

Date: May 7, 2025	/s/ Thomas Lingelbach Thomas Lingelbach Chief Executive Officer and President

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Unaudited interim condensed consolidated financial statements as at March 31, 2025
Valneva SE

I.	Unaudited Interim Consolidated Statement of Profit or Loss and Comprehensive Income

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

	Three months ended March 31,
in € thousand	2025	2024
Product sales	48,598	32,149
Other revenues	634	604
REVENUES	49,232	32,753
Cost of goods and services	(23,043)	(22,160)
Research and development expenses	(14,953)	(13,131)
Marketing and distribution expenses	(10,393)	(11,333)
General and administrative expenses	(8,964)	(11,670)
Gain from sale of Priority Review Voucher, net	—	90,833
Other income and expenses, net	2,160	2,917
OPERATING PROFIT/(LOSS)	(5,960)	68,208
Finance income	511	266
Finance expenses	(5,979)	(7,045)
Foreign exchange gain/(loss), net	3,670	(2,512)
PROFIT/(LOSS) BEFORE INCOME TAX	(7,758)	58,918
Income tax benefit/(expense)	(1,474)	(8)
PROFIT/(LOSS) FOR THE PERIOD	(9,232)	58,909

EARNINGS/(LOSSES) PER SHARE
for profit/(loss) for the period attributable to the equity holders of the Company (expressed in € per share)
Basic	(0.06)	0.42
Diluted	(0.06)	0.41

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

	Three months ended March 31,
in € thousand	2025	2024
PROFIT/(LOSS) FOR THE PERIOD	(9,232)	58,909
OTHER COMPREHENSIVE INCOME/(LOSS)
Items that may be reclassified to profit or loss
Currency translation differences	983	(57)
Other comprehensive income/(loss) for the period, net of tax	983	(57)
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD	(8,249)	58,853

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Unaudited interim condensed consolidated financial statements as at March 31, 2025
Valneva SE

II.	Unaudited Interim Condensed Consolidated Statement of Financial Position

in € thousand	March 31, 2025	December 31, 2024
ASSETS
Non-current assets	195,195	201,020
Intangible assets	24,597	25,258
Right of use assets	19,927	19,232
Property, plant and equipment	134,383	138,883
Deferred tax assets	7,939	9,605
Other non-current assets	8,350	8,041
Current assets	287,047	299,012
Inventories	61,680	53,663
Trade receivables	33,524	35,205
Other current assets	38,853	41,874
Cash and cash equivalents	152,990	168,271
TOTAL ASSETS	482,242	500,032

EQUITY
Share capital	24,378	24,378
Share premium	647,600	647,600
Other reserves	76,434	73,203
Retained earnings/(Accumulated deficit)	(563,928)	(551,682)
Profit/(Loss) for the period	(9,232)	(12,247)
TOTAL EQUITY	175,253	181,253
LIABILITIES
Non-current liabilities	200,789	204,199
Borrowings	161,477	166,521
Lease liabilities	27,266	26,432
Refund liabilities	6,539	6,491
Provisions	658	546
Deferred tax liabilities	4,132	4,162
Other non-current liabilities	718	46
Current liabilities	106,200	114,580
Borrowings	19,705	20,852
Trade payables and accruals	27,835	35,522
Income tax liability	1,558	1,742
Tax and Employee-related liabilities	20,442	19,458
Lease liabilities	2,699	2,508
Contract liabilities	3,751	3,010
Refund liabilities	19,973	19,650
Provisions	5,716	6,686
Other current liabilities	4,521	5,152
TOTAL LIABILITIES	306,990	318,779
TOTAL EQUITY AND LIABILITIES	482,242	500,032

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Unaudited interim condensed consolidated financial statements as at March 31, 2025
Valneva SE

III.	Unaudited Interim Condensed Consolidated Statement of Cash Flows

	Three months ended March 31,
in € thousand	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) for the period	(9,232)	58,909
Gain from sale of Priority Review Voucher, net	—	(90,833)
Adjustments for non-cash transactions	10,262	15,072
Changes in non-current operating assets and liabilities	409	(529)
Changes in working capital	(9,175)	(10,923)
Cash used in operations	(7,736)	(28,303)
Income tax paid	(411)	(129)
NET CASH GENERATED FROM/(USED IN) OPERATING ACTIVITIES	(8,148)	(28,432)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(1,402)	(4,498)
Proceeds from sale of property, plant and equipment	—	146
Purchases of intangible assets	(71)	(34)
Proceeds from sale of Priority Review Voucher	—	90,833
Interest received	511	266
NET CASH GENERATED FROM/(USED IN) INVESTING ACTIVITIES	(961)	86,713

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings, net of transaction costs	—	(944)
Payment of lease liabilities	(685)	(677)
Interest paid	(4,896)	(5,836)
NET CASH GENERATED FROM FROM/(USED IN) FINANCING ACTIVITIES	(5,582)	(7,457)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(14,690)	50,824
Cash and cash equivalents at beginning of the year	168,271	126,080
Exchange gains/(losses) on cash	(590)	(264)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	152,990	176,640

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Unaudited interim condensed consolidated financial statements as at March 31, 2025
Valneva SE

IV.	Unaudited Interim Condensed Consolidated Statement of Changes in Equity

in € thousand	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2025	24,378	647,600	73,203	(551,682)	(12,247)	181,253
Total comprehensive income/(loss)	—	—	983	—	(9,232)	(8,249)
Income appropriation	—	—	—	(12,247)	12,247	—
Share-based compensation expense:
Value of services	—	—	2,249	—	—	2,249
BALANCE AS AT MARCH 31, 2025	24,378	647,600	76,434	(563,928)	(9,232)	175,253

in € thousand	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2024	20,837	594,003	65,088	(450,253)	(101,429)	128,247
Total comprehensive income/(loss)	—	—	(57)	—	58,909	58,853
Income appropriation	—	—	—	(101,429)	101,429	—
Share-based compensation expense:
Value of services	—	—	2,130	—	—	2,130
Exercises	55	(55)	—	—	—	—
BALANCE AS AT MARCH 31, 2024	20,892	593,948	67,162	(551,682)	58,909	189,230

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